04001415

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~A025427~~ 8-41727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
cfd Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

608 East Boulevard Street P.O. Box 2244
(No. and Street)

Kokomo (City) IN (State) 46904-2244 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brent Owens (765) 453-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grimes, Randy E. d/b/a Randy Grimes, CPA, LLC
(Name – *if individual, state last, first, middle name*)

1821 Teasdale Lane (Address) Kokomo (City) IN (State) 46902-4570 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2004 THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION FEB 26 2004

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cfd Investments, Inc.

Financial Statements
For the Years Ended
December 31, 2003 and 2002

Randy Grimes, CPA, LLC
1821 Teasdale Lane
Kokomo, Indiana 46902-4570
(765) 455-8517

cfd Investments, Inc.

Table of Contents
December 31, 2003 and 2002

Randy Grimes, CPA, LLC
1821 Teasdale Lane
Kokomo, Indiana 46902-4570
(765) 455-8517

Independent Auditor's Report

Board of Directors
cfd Investments, Inc.
Kokomo, Indiana

I have audited the accompanying balance sheets of cfd Investments, Inc. as of December 31, 2003 and 2002, and the related statements of operations, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of cfd Investments, Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

My audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 11-15 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 15c3-3 of the Securities and Exchange Commission. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in my opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Randy Grimes, CPA, LLC
Randy Grimes, CPA, LLC
Certified Public Accountant
February 20, 2004

cfd Investments, Inc.

Balance Sheets
December 31,

ASSETS

	2003	2002
Current Assets:		
Cash and cash equivalents (Note 2)	$ 59,025	$ 66,199
Investments (Note 1)	75,062	52,867
Commissions and fees receivable	82,006	53,466
Prepaid expenses and deposits	2,207	7,025
Total Current Assets	218,300	179,557
Property and Equipment (Note 4):		
Computers and software	120,565	104,410
Furniture and equipment	23,542	20,180
Total property and equipment	144,107	124,590
Less: accumulated depreciation	<97,156>	<80,446>
Net property and equipment	46,951	44,144
Other Assets:		
Deferred tax asset (Note 3)	33,338	39,227
Total Other Assets	33,338	39,227
Total Assets	$ 298,589	$ 262,928

LIABILITIES AND SHAREHOLDERS' EQUITY

		2003		2002
Current Liabilities:				
Accounts payable	$	17,172	$	3,623
Commissions payable		3,926		129
Short-term notes payable		10,000		10,000
Current portion of long-term debt		1,459		1,263
Total Current Liablilties		32,557		15,015
Long-Term Liabilities:				
Notes payable		2,019		3,395
Less: current portion (above)		<1,459>		<1,263>
Total Long-Term Liablilties		560		2,132
Total Liabilities		33,117		17,147
Shareholders' Equity:				
Common stock, no par value, 500 shares authorized, 379 shares issued and outstanding		376,625		376,625
Additional paid-in capital		15,500		15,500
Retained earnings <deficit>		<126,653>		<146,344>
Total Shareholders' Equity		265,472		245,781
Total Liabilities & Shareholders' Equity	$	298,589	$	262,928

The accompanying notes are an integral part of these financial statements.

cfd Investments, Inc.

Statement of Changes in Stockholders' Equity
For the Years Ended
December 31, 2003 and 2002

	Common Stock	Preferred Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stock-holders' Equity
Balance, January 1, 2002	$ 376,625	$ -0-	$ 15,500	$ <164,865>	$ 227,260
Capital increase	-0-				-0-
Rounding				1	1
Net income <loss> for the year				18,520	18,520
Balance December 31, 2002	376,625	-0-	15,500	<146,344>	245,781
Capital increase	-0-				-0-
Rounding				-0-	-0-
Net income <loss> for the year				19,691	19,691
Balance, December 31, 2003	$ 376,625	$ -0-	$ 15,500	$ <126,653>	$ 265,472

The accompanying notes are an integral part of these financial statements.

cfd Investments, Inc.

Statements of Operations
For the Years Ended December 31,

	2003	2002
Revenues:		
Commission revenues	$ 3,983,845	$ 3,298,596
Total revenues	3,983,845	3,298,596
Operating Expenses:		
Advertising and promotion	79,856	65,269
Clearing costs and fees	259,474	153,205
Commissions expense	2,990,741	2,588,188
Administrative fees	6,583	3,952
Education, seminars and meetings	21,421	12,124
Employee leasing/salaries	380,289	302,941
Telephone expense	8,422	3,668
Fidelity and surety bonds	4,704	375
Registrations, licenses and assessments	29,683	47,404
Professional services	12,246	18,254
Dues and subscriptions	28,284	26,779
Bad debts expense	0	1,160
Travel and entertainment	62,766	15,747
Office and computer expense	129,098	84,275
Rent and utilities	41,719	30,393
Repairs and maintenance	4,798	5,967
Interest expense	550	357
Depreciation and amortization	16,709	15,581
Miscellaneous expenses	4,049	2,520
Total expenses	4,081,392	3,378,159
Operating profit <loss>	<97,547>	<79,563>
Other Income:		
Interest and dividend income	1,174	1,391
Unrealized gain or loss	12,787	<12,814>
Seminars, fees and miscellaneous	109,166	115,271
Total other income	123,127	103,848
Net income <loss> before income taxes	25,580	24,285
Income taxes:		
State corporate income taxes	2,341	2,007
Federal corporate income taxes	3,548	3,539
Total income taxes	5,889	5,546
Net income <loss> after taxes	$ 19,691	$ 18,739

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows
Increase (Decrease) in Cash and Cash Equivalents
For the Years Ended December 31,

	2003	2002
Cash Flows from Operating Activities:		
Cash received from customers	$ 3,954,987	$ 3,299,333
Cash paid to suppliers and employees	<3,979,966>	<3,357,491>
Investment income received	1,174	1,391
Interest paid	<496>	<322>
Miscellaneous receipts	47,428	87,515
Net Cash Provided <Used> by Operations	23,127	30,426
Cash Flows from investing activities:		
Net Proceeds From <Used For>:		
Acquisition of fixed assets	<19,517>	<15,703>
Net acquisition of investments	<9,408>	<9,329>
Net cash provided <used> in investing activities	<28,925>	<25,032>
Cash Flows from financing activities:		
Net Proceeds From <Used For>:		
Issuance of long-term debt	0	4,050
Repayment of long-term debt	<1,376>	<655>
Net cash provided <used> in financing activities	<1,376>	3,395
Net increase <decrease> in cash and cash equivalents	<7,174>	8,789
Cash and cash equivalents, beginning of period	66,199	57,410
Cash and cash equivalents, end of period	$ 59,025	$ 66,199

	2003	2002
Cash Flows from Operating Activities:		
Net income <loss>	$ 19,691	$ 18,520
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	16,709	15,581
Unrealized gain <loss>	<12,787>	12,814
Bad debts expense	0	1,160
Changes in Operating Assets and Liabilities:		
<Increase> decrease in commissions receivable	<28,540>	<191>
<Increase> decrease in prepaid expenses	4,818	<2,919>
<Increase> decrease in deferred tax asset	5,889	5,546
Increase <decrease> in accounts payable	13,549	<18,075>
Increase <decrease> in commissions payable	3,798	<2,010>
Total Adjustments	3,436	11,906
Net Cash Provided <Used> by Operations	$ 23,127	$ 30,426

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
December 31, 2003 and 2002

Note 1- -Significant Accounting Policies:
cfd Investments, Inc., (the "Company") was incorporated in 1986 under the laws of the state of Indiana. However, no stock was issued, nor were any assets acquired until September, 1989. The Company is engaged in the security brokerage business. The Company was approved by its national regulatory agency, the National Association of Securities Dealers (NASD), effective January 16, 1990.

The books and records are maintained on the accrual basis of accounting, which is in accordance with generally accepted accounting principles. Under this method, income is recognized when earned and expenses when incurred. Commission income and expense are considered earned on the trade date of the transaction, with the exception of mutual funds made by customers directly, whereby income is recognized when commissions are received. Significant policies are described below:

Organization costs:
Organization costs of $ 4,500 were incurred in 1989 for the start-up of the business. These costs have been amortized over 60 months, becoming fully amortized in 1994.

Depreciation:
For book purposes, assets are depreciated over the estimated useful lives, using the straight-line method of depreciation. For tax purposes, assets are recovered under the provisions of the Modified Accelerated Cost Recovery System (MACRS), as provided by the Tax Reform Act of 1986. The difference in these methods is the principle difference between book income as computed under generally accepted accounting principles, and taxable income. For 2003 and 2002, book depreciation and amortization totaled $ 16,709 and $ 15,581, respectively, while tax depreciation was $ 22,715 and $ 19,919.

Investments:
In accordance with industry standards, investments, which represent a mutual fund and securities, are reflected at market value. This value reflects an decrease over historical cost of $ 47,648, of which the current year portion of $ 12,787 is reflected as an unrealized gain <loss> on the statement of operations.

Note 2- -Statements of Cash Flows:
The company considers all short-term, highly liquid investments, which are readily convertible to known amounts of cash, and whose original maturities are three months or less, to be cash equivalents.

Note 3- -Income Taxes:

Due to net operating losses incurred in 1989-1991, 1994-1998 and 2000-2001, there are no income tax liabilities for 2002 or 2003 state or federal income taxes. For 2003 tax purposes, the net operating loss carryforwards, totaling $ 105,770, may be carried forward fifteen or or twenty years from the year incurred, or until used, dependant on its year of origin. For 2003, differences in book and tax depreciation result in a favorable timing difference of $ 6,006, and a favorable timing difference of $ 4,338 for 2002. Under present rules, the the current and cumulative effect of timing differences between financial reporting income and taxable income are recognized in deferred tax liability and deferred tax asset accounts.

Note 4- -Long-Term Debt:

The company acquired and financed a network server with Dell Corporation. Terms call for 36 monthly payments of $139.54, and interest computed at 8.99%. Amounts payable for 2004 to 2005 are $ 1,459 and $ 560, respectively.

Note 5- -Fixed Assets:

Fixed assets are recorded at historical cost. Depreciation is recorded using the straight-line method based upon the estimated useful lives of the assets (Note 1). Estimated useful lives of fixed assets, by class, are as follows:

Computers and software	5 years
Furniture and equipment	5-7 years

Changes by classification of fixed assets are summarized as follows:

Asset classification:	2002 Balance	Additions	Disposals	2003 Balance
Computers and software	$ 104,410	$ 16,155	$ 0	$ 120,565
Furniture and equipment	20,180	3,362	0	23,542
Totals	$ 124,590	$ 19,517	$ 0	$ 144,107

Changes by classification in the related accumulated depreciation are as follows:

Computers and software	$ 66,847	$ 13,707	$ 0	$ 80,553
Furniture and equipment	13,599	3,004	0	16,603
Totals	$ 80,446	$ 16,711	$ 0	$ 97,156

Note 6- -Common Stock:
Effective January 1, 1995, all 108 outstanding shares of preferred stock were exchanged for 27 shares of common stock in a nine-for-two exchange. The shares of preferred stock were surrendered by the shareholders December 31, 1994, with shares of common stock being issued effective January 1, 1995. In addition, three shares of common stock were issued in 1996, for total consideration of $ 9,375. In 1997, 83 shares were issued for total consideration of $ 237,500.

Note 7- -Net Capital Requirements:
The Company is subject to the Securities and Exchange Commision Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

The Company had net capital of $ 149,638 and $ 127,762 at December 31, 2003 and 2002, respectively. These amounts were in excess of its required net capital of $ 50,000 and $ 50,000 by $ 99,638 and $ 77,762, respectively. The Company's net capital ratio was 22.13 percent and 13.43 percent for 2003 and 2002, respectively. There are no loans which are subordinated at December 31, 2003 or 2002.

For purposes of the computation of net capital, the following is the schedule of non-allowable assets:

	2003	2002
Non-marketable securities	$ 18,900	$ 18,900
Accounts receivable	5,576	4,098
Commissions receivable	2,800	700
Prepaid expenses	2,207	7,025
Deferred tax asset	33,338	39,227
Fixed assets (net)	46,951	44,144
Totals	$ 109,772	$ 114,094

The Company's computation of net capital under Rule 15c3-1 is presented on the following page.

cfd Investments, Inc.

Computation of Net Capital
December 31,

	2003	2002
Total assets	$ 298,586	$ 262,928
Total liabilities	33,117	17,147
Net worth	265,469	245,781
Add: subordinated loans	0	0
Adjusted net worth	265,469	245,781
Less: non-allowable assets	109,772	114,094
Current capital	155,697	131,687
Less: haircuts	6,059	3,925
Net capital	149,638	127,762
Required net capital	50,000	50,000
Excess net capital	$ 99,638	$ 77,762
Aggregate indebtedness	$ 33,117	$ 17,147
Aggregate indebtedness to net capital	22.13	13.43

The accompanying notes are an integral part of these financial statements.

Computation for Determination of Reserve Requirements And Information for Possession or Control Requirements Pursuant to Rule 15c3-3 December 31, 2003 and 2002

Exemption under Section (k)(2)(ii) is claimed:

All customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer. The Company is therefore exempt from the possession or control requirements under Securities and Exchange Commission Rule 15c3-3.

Reconciliation of Net Capital Computation and Rule 15c3-3 Reserve Requirement and Unaudited Part II or Part IIA

		2003		2002
Net capital per unaudited Part IIA		$ 157,961		$ 129,591
Increase <decrease> in cash and equivalents		-0-		1,654
Increase <decrease> in commissions receivable	-0-		130	
Non-allowable portion	-0-	-0-	<130>	-0-
Increase <decrease> in prepaid expenses	<6,105>		<2,067>	
Non-allowable portion	6,105	-0-	2,067	-0-
Increase <decrease> in fixed assets	2,750	-0-	-0-	-0-
Non-allowable portion	<2,750>	-0-	-0-	-0-
<Increase> decrease in depreciation	3,372		<5,314>	
Non-allowable portion	<3,372>	-0-	5,314	-0-
Increase <decrease> in deferred tax assets	<5,889>		<5,546>	
Non-alowable portion	5,889	-0-	5546	-0-
<Increase> decrease in accounts payable		<7,884>		<3,623>
<Increase> decrease in commissions payable		-0-		462
<Increase> decrease in notes payable		<438>		<322>
Net capital per audit		$ 149,639		$ 127,762

Randy Grimes, CPA, LLC
Certified Public Accountant
1821 Teasdale Lane
Kokomo, Indiana 46902-4570
(765) 455-8517

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
cfd Investments, Inc.
Kokomo, Indiana

In planning and performing my audits of the financial statements of cfd Investments, Inc. for the years ended December 31, 2003 and 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by cfd Investments, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). I also made a study ot the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization

and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in an internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject the the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of cfd Investments, Inc. management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Randy Grimes, CPA, LLC
Randy Grimes, CPA, LLC
Certified Public Accountant
February 20, 2004

Randy Grimes, CPA, LLC 1821 Teasdale Lane Kokomo, Indiana 46902-4570 (765) 455-8517
Member of the American Institute of CPAs and the Indiana CPA Society